Haseltine Law Office

1629 K St, NW, Suite 300
Washington, DC 20006
                                                                           703 627 2652; fax 703 372 5173
Email: william@wbhlaw.net

                                                                           611 E Glenoaks Blvd
                                                                           Glendale, CA 91207
                                                                           703 627 2652; fax 703 372 5173
URL: www.wbhlaw.net

October 12, 2011

Mark P. Shuman, Branch Chief- Legal
US Securities and Exchange Commission
Washington, D.C. 20549

RE:	OICco Acquisition IV, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 12, 2011
File No. 333-165760

Dear Mr. Shuman:

The following are our responses to your comment letter of February 2, 2011.

General

“1.  If applicable at the time . . .”

Current financial statements have been included.  The Summary information has been updated as well.  Finally, a current report from our auditor is included in the filing.

Prospectus Cover Page, page 3

“2.  We note that the proceeds . . .”

The noted discrepancies have been corrected.  The prospectus now uniformly refers to Underhill Securities Corp as the institution performing all these functions, as does the escrow agreement.

Mark P. Shuman
October 12, 2011

“3.  You indicate that ‘[Underhill] may act . . .’ ”

Underhill will not be acting a selling agent, as the only person selling the securities being offered hereby will be Mr. Davis.  The prospectus has been revised to reflect this fact.

“4.  Further to the above . . . ”

As noted in the response to the preceding comment, all references indicating Underhill has any role as selling agent have been removed.

“5.  You state that the shares . . . ”

Mr. Davis has agreed to place the shares into escrow prior to commencement of the offering.  The referenced sentence has been removed, and appropriate disclosure appears here and elsewhere.  The Escrow Agreement has been amended to reflect this fact.

“6.  You indicate that investors . . .”

No interest will be paid on any funds received on behalf of the Company and held in escrow.  The prospectus has been reviewed to ensure that all references to the contrary are removed and corrected.

The Offering, page 6

“7.  In the first paragraph on page 6 . . .”

The disclosure has been amended throughout the prospectus to reflect the fact that the Escrow Agent has been changed to Underhill Securities.  The Escrow Agreement has also been amended to reflect this change.

“8.  You indicate that proceeds . . .”

The disclosure in the prospectus has been reviewed and amended, together with the Escrow Agreement (Exhibit 99b), to reflect the fact that none of the shares being offered by the selling shareholder (8,000,000) may be offered or sold until after the offering by the company (1,000,000) is fully subscribed.

Summary Financial Information

Statement of Operations Data, page 7

“9. Please revise to include statements . . .”

The Summary Financial Information is corrected to include appropriate statements of operations data as requested.

Mark P. Shuman
October 12, 2011

Risk Factors

“Mr. Davis may not . . .” page 9

“10.  You state that as a consequence . . .”

There is no possibility that Mr. Davis will fail to pay the remainder of the offering expenses, since Mr. Davis is financially committed to the project, he has sufficient resources for this project and the largest portion of expenses have already been paid.  The risk factor is overly cautious and conveys no realistic risk, and has therefor been removed.

“Conflicts of interest officer and . . .” page 10

“11.  You indicate that Mr. Davis . . .”

All the information in this Risk Factor remains correct, except Mr. Davis has completed the winding down of Genesis Corporate Development, which is disclosed in the amended Risk Factor.

Item 4. Use of Proceeds, page 14

“12.  Please reconcile your disclosure . . .”

The net proceeds from the offering will be used for an acquisition.  No net proceeds will be used for working capital.  The table has been corrected.  The Risk Factor has been modified to reflect this fact.

Plan of Distribution, page 15

“13. We note your response . . .”

Disclosure has been clarified and modified throughout the prospectus to consistently state that the 10% fee will be taken only after the minimum is reached.  Further, clarifications have been made to disclose that all of the net proceeds will be returned if no acceptable offering is consummated within 18 months.  Finally, disclosure is now consistent regarding the sale of Mr. Davis’ shares, which may only occur after the offering by the Company is fully subscribed.

“14. Your disclosure states that . . .”

The referenced language has been removed or modified.  The text now clearly notes that the Company is selling the shares in the offering, followed by the sale of Mr. Davis’ shares, if any.  Mr. Davis remains the selling agent, but will not offer any of his shares until the maximum offering is reached by the Company.

Mark P. Shuman
October 12, 2011

“15. You indicate that Mr. Davis . . .”

The reference to an “unenforceable” agreement has been removed, since it is not correct and should never have been in the registration statement.  The prospectus has been modified and is now consistent in its references to the timing of the sale of the shares being offered hereby.  As noted above and throughout the prospectus, the sale by the Company of the maximum offering must be completed before sale of any of Mr. Davis’ shares.  This is reflected in the Escrow Agreement as well.  Finally, there is no agreement with the Company regarding the transfer of any shares by Mr. Davis.  He currently has no intention of transferring any shares prior to the completion of the maximum offering by the Company.

“16. You indicate that there is no . . .”

The disclosure has been modified to correspond to consistently indicate throughout the registration statement and in the Escrow Agreement the prescribed order of sale.  These all now clearly indicate the required order of sale: the maximum offering by the Company, then Mr. Davis’ shares.

Item 11.  Information with Respect to the Registrant
Legal Proceedings, page 20

“17. You state that as a consequence . . .”

Disclosure in the prospectus has been modified to more correctly and completely reflect this situation.  The order has been summarized in the third Risk Factor and in the section “Involvement with Reporting and Public Companies,” within the “Background of Directors . . .” section.  The reference under “Legal” has been removed since it was incorrectly placed there and is more appropriately disclosed in its current locations.  Further, the Oregon order is included as Exhibit 99d.

“18. We note your lengthy and verbatim . . .”

Please see response to number 17, above.

“19. The nature of Mr. Davis’s . . .”

Please see response to number 17, above.

Acquisition Opportunities, page 25

Mark P. Shuman
October 12, 2011

“20. In the second paragraph . . .”

The disclosure here and elsewhere in the prospectus has been revised to note that during the offering period, Mr. Davis must sell any shares at $0.10.  After the offering period, a price for the shares may be negotiated with, for example, a merger candidate.  The Escrow Agreement also reflects this fact.

“21. You indicate that Mr. Davis . . .”

Mr. Davis has vested interests in continuing to advance money for expenses.  Mr. Davis has significant holdings in the Company.  Mr. Davis has already advanced money for expenses.  Any further money required for expenses will not be significant.  Mr. Davis has more than adequate resources to satisfy any further needs or expenses.  The disclosure has been modified to reflect these considerations.

Background of Directors, Executive . . ., page 26
General

“22. Your response to prior comment . . .”

The inconsistencies and conflicting statements have been changed and/or deleted so as to present an understandable, consistent picture regarding the past business activities of Mr. Davis.  The various disclosures have been updated and corrected as necessary.  Disclosures in different parts of the prospectus, including Risk Factors, have been vetted to ensure consistency.

“23. You indicate that since . . .”

This entire section has revised and rewritten.  Many examples are given of Mr. Davis’ experience in mergers and acquisitions.  Additional specific companies and examples have not been included for two reasons: they are too numerous and lose relevance by giving “too much” information; and they are deemed to be immaterial for this reason as well.  It is believed by the Company that all relevant and material information regarding the experience of Mr. Davis is included in the registration statement, so that investors will be able to make an informed investment decision.

“24. You indicate that Mr. Davis . . .”

As noted in response to Comment 22 above, the disclosure in he prospectus has been modified to reflect the current state of affairs regarding Mr. Davis and Rangeford Resources, Inc.  As noted in the prospectus, since Mr. Davis holds approximately 34% of the outstanding shares of this company, he could be deemed to be in a control relationship with the company.  Exercising an abundance of caution and in the interest of full disclosure, Mr. Davis was listed in the current 10-K as a control person simply due to this amount of shares.  However, he is not an officer or director and exercises no factual control over the company.

Mark P. Shuman
October 12, 2011

“25. Please describe the status . . .”

Disclosure has been added to clarify that BlueStar was sold to the predecessor of Shearson, and that Mr. Davis never had an interest in Shearson.

Conflicts of Interest, page 28

“26. We note your response . . .”

The requested change has been made.

Unaudited Statements of cash Flows, page F-14

“27. We note the adjustments . . .”

Exhibit 23.1 Consent of Independent Auditor

“28. We note your response to prior . . .”

Exhibit 99a

“29.  We note your response to prior comment 24 . . .”

All the references to escrow agent and depositary institution have been corrected within the prospectus and the escrow agreement to state that all the required functions are being performed by Underhill Securities Corp.  Underhill is qualified to act in these capacities by virtue of Rule 419(b)(1)(i), which provides that the gross proceeds of an offering under this section should be deposited promptly into “[a] separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 (Rule 419(b)(1)(i)(B)).”  Underhill fulfills the requirements of this section.

“30.  Please describe the instructions . . .”

Paragraphs i. and ii. under the section “Deposit of Securities” in the Escrow Agreement have been modified and clarified to reflect compliance with this comment.  These paragraphs now reflect the facts that the securities owned by Mr. Davis will be deposited prior to commencement of the offering, and that there can be no transfers of these or securities issued by the Company prior to completion or termination of the offering.  The transfer agent will be given similar instructions.

Mark P. Shuman
October 12, 2011

“31.  We note that the Escrow Agreement . . .”

A new sentence has been added to paragraph i. under the section “Deposit of Securities” to indicate that the shares to be offered by Mr. Davis will have been deposited into the trust account prior to commencement of the offering.

“32.  Section 1 of the agreement . . .”

The Escrow Agreement and the prospectus have been modified to clarify and correct statements therein to indicate clearly that Mr. Davis will only begin to offer and sell his securities after the Company has sold its entire offering.

“33.  Section 3 of the escrow agreement . . .”

Paragraphs 1 and 2 under the section “Release Of Deposited Securities and Deposited Funds” have been modified to reflect the following facts:  all net funds will be returned to investors in the event the offering fails, or in the event that a consummation is not completed that satisfies the requirements of Rule 419; and all securities will be returned to the Company and to Mr. Davis, as appropriate, if the offering fails or an appropriate acquisition is not completed.  In the event that the offering is successful and an appropriate acquisition is made, funds will be released to the Company and securities will be released to investors.

“34.  The escrow agreement makes . . .”

The escrow agreement has been modified and clarified to indicate that any acquisition consummated hereby will be done in accordance with the requirements of Rule 419.

“35.  Section 4 of the . . .”

The section has been modified to indicate that the first $750 of the escrow fee will be paid by Mr. Davis.  The remaining $750 will be paid by the Company after completion of the offering and acquisition.

Very truly yours,

/s/ William B. Haseltine
William B. Haseltine